Filed pursuant to Rule 425
                                            Filing company: Genesys S.A.
                                            Subject company: Vialog Corporation
                                            Commission File Number: 333-55392



Montpellier, 7 March 2001
                 Y2000 Financials:Strong revenue growth: + 95 %
         Significant increase in margins, Income after tax*: 3.2 MC



Montpellier, France - 7th March 2001 - Today, Genesys Conferencing, the world's leading conferencing specialist announces its results for 2000.

non audited accounts
(MC)                                          1999          2000       Var. %
Revenue                                       47.4          92.4       + 95.0%
Gross Margin                                  26.6          54.3       + 104.1%
% of revenue                                  56.1%         58.7%      ns
EBITDA                                        7.1           12.2       + 71.8%
EBIT                                          1.7           2.6        + 53.0%
Operating income                              - 0.4         5.5        ns
Net income before goodwill & deferred tax     - 0.1         3.2        ns
Net income before goodwill                    - 0.1         - 0.9      ns
Net income after goodwill                     - 2.6         - 6.4      ns

Accounts in French GAAP

STRONG DYNAMIC OF GROWTH
In 2000, Genesys Conferencing registered a strong growth of its revenue, up 95% (C 92.4 M) vs 1999, 44% of which was organic growth. This performance resulted from aggressive sales, the signing of significant global contracts and the development of videoconferencing services.


IMPROVED MARGINS IN ALL THREE STRATEGIC REGIONS
Genesys Conferencing operating margins improved in each of its strategic regions:

    o Europe (49 % of consolidated revenue), EBITDA margin remained high at 40 % of revenue, due to a sharp increase in volumes and sustained automation of services in the UK;

    o    The United States (46 % of consolidated revenue), EBITDA margin reached
         23.5 % in the second half of 2000 (compared to 13 % for the second half of 1999). Automated services generating higher margins, represented 20% of sales and 22% of volume at the end of December 2000;

    o Asia-Pacific (5 % of consolidated revenue), EBITDA margin continued to improve, reaching 14% as a result of a strong growth of 123 %.


Excluding losses from new subsidiaries and acquisitions, and corporate expenses incurred at the end of 2000 relative to the integration of Vialog**, EBITDA would have amounted to 16.7 % for 2000, vs 15 % the previous year.

**Vialog is a US corporation listed on the AMEX (Vx) and is the US leading independent Conferencing Service Provider



STRONG INCREASE IN PROFITABILITY
Income before tax for 2000 was 5.5 MC vs -0.4 MC in 1999.
Income after tax* for 2000 amounted to 3.2 MC compared to -0.1 MC for 1999. Net income was posted at -6.4 MC, including retreatment of deferred tax and amortization of goodwill.

2000: A KEY YEAR FOR THE GROUP'S DEVELOPMENT In the year 2000, Genesys made several key strategic advances:

    o reinforcement of senior management, especially in France, Asia-Pacific and Germany;

    o an enriched offer of e-conferencing services, based on the integration of high performance technologies (creation of Genesys Open Media, the Group's virtual event communication unit);
    o the signing of major global contracts, confirming the Group's international strategy.


OUTLOOK: INTEGRATION, DEPLOYMENT OF SERVICES AND PROFITABILITY
In 2001, Genesys Conferencing will give priority to the integration of its forthcoming acquisitions of Vialog and Astound, the conditions which are subject to the Shareholders approval in a meeting scheduled for March 23rd. An integration committee, established last October, is already working on areas of synergies and is currently working on an execution plan.

In addition, the acquisition of the Canadian company, Astound, will enable the Group to control one of the most innovative technologies in the market, webconferencing, which should develop significantly over the coming years.

The deployment of a complete range of services together with a strong client base and combined with a unique geographical coverage, should give the group excellent growth potential in a fast growing conferencing market.

*before amortisation of consolidated goodwill and revision for differed taxation

About Genesys Conferencing:
Genesys Conferencing was founded in 1986 and is the worldwide leading conferencing specialist: audioconferencing, dataconferencing, videoconferencing and webstreaming. The company is positioned on a rapidly developing market and thanks to its geographic expansion strategy, enjoys a unique world wide coverage. Genesys Conferencing has established its innovative technology in 16 countries in Europe, Asia-Pacific and the United States.
Genesys is quoted on the Paris Euronext Nouveau Marche (Euroclear Code : 3955)




GENESYS CONTACTS
Marine BRUN
Shareholder and investor relations
Tel : +33 4 67 06 75 17
investor@genesys.com

Florence CATEL
Press relations
Tel : +33 4 67 06 27 49
florence.catel@genesys.com



US SEC Filings
Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http://www.sec.gov.



Forward-Looking Statements
This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.